J.E. Newall
Chairman of the Board

Chairman’s 2003 Letter to Shareholders

Although 2003 presented many challenges for Canadian Pacific Railway, including volatile currency markets and record high fuel prices, our company proved itself ready to take decisive action to meet all of them.

Management moved to increase productivity across the business, tackling job reductions and advancing actions to deal with investments that were not performing to expectation. They also predicted a rebound in the bulk commodity sector and moved quickly to capitalize on it, making strategic infrastructure investments. As a result, our company was positioned to take full advantage of the improving business conditions that began in the third quarter.

Continued focus on the business fundamentals of safety, service and productivity will serve CPR well for the future. Our strategy is to build long-term results for shareholders by improving the underlying quality of the business. While management should, and does, have a high sense of urgency about delivering results in the short term, their focus must equally be on delivering long-term growth.

I am satisfied with the actions taken in 2003 to further strengthen our corporate governance practices. Your Board considers corporate governance of critical importance. We took several important measures to ensure compliance with the many regulatory changes in the U.S. and Canada.

These included:

•	reviewing and documenting internal controls and disclosure controls and procedures, and developing quarterly and annual review processes to support the certification of financial reports by the Chief Executive Officer and the Chief Financial Officer;

•	developing a protocol for the confidential and anonymous handling of complaints regarding accounting, audit and internal control matters;

•	adopting standards for director independence;

•	designating audit committee financial experts;

•	revising the general code of business ethics and adopting a new code of ethics for the Chief Executive Officer and senior financial officers; and

•	developing a policy within the code of business ethics that prohibits retaliation against employees for lawful whistle-blowing activity.

We brought additional strength and depth to CPR’s Board of Directors with the appointment of Tim Faithfull. Tim, who retired as President and Chief Executive Officer of Shell Canada Limited in July 2003, held executive positions with the Shell organization on four continents.

I would like to thank Lord Weir for his 15 years of valuable contribution on the Board of Canadian Pacific Limited and the Board of Canadian Pacific Railway. He is stepping down, having reached our Board’s mandatory retirement age.

Just over two years have passed since the independent CPR Board was formed. During this time, I have been constantly impressed by CPR’s team of experienced and dedicated management, employees and directors. I wish to recognize Rob Ritchie, CPR’s President and Chief Executive Officer, who was named North America’s Railroader of the Year for 2004. Rob and his management team have successfully piloted our company through tremendous change, led it to significantly better results and continuously challenged conventional thinking and practices. All of us are proud that you have chosen to invest in CPR and we are committed to giving you value in return.

February 19, 2004